Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividends

TORONTO, August 26, 2014 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.78 per share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2014, unchanged from the previous quarter.

The Board of Directors also declared dividends of:

•	$0.28125 per share on paid-up Class B Preferred Shares Series 13;
•	$0.328125 per share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 per share on paid-up Class B Preferred Shares Series 15;
•	$0.211875 per share on paid-up Class B Preferred Shares Series 16;
•	$0.163142 per share on paid-up Class B Preferred Shares Series 17;
•	$0.3375 per share on paid-up Class B Preferred Shares Series 23;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 25;
•	$0.25 per share on paid-up Class B Preferred Shares Series 27;
•	$0.45945 per share on paid-up Class B Preferred Shares Series 29; and
•	$0.30712 per share on paid-up Class B Preferred Shares Series 31

The dividend on the common shares is payable on November 26, 2014, to shareholders of record on November 3, 2014. The dividends on the preferred shares are payable on November 25, 2014, to shareholders of record on November 3, 2014.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Under the Plan, the Bank determines whether the additional common shares will be purchased on the open market or issued by the Bank from treasury. For the common share dividend declared today and until further notice, such additional common shares will be issued from treasury without a discount. A two per cent discount applied in respect of the common share dividend declared last quarter.

For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on October 29, 2014. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com